Exhibit 3.3

JOURNAL COMMUNICATIONS, INC.

AMENDMENTS TO BYLAWS

        The second sentence of Section 3.01 of Article III of the Bylaws has been amended in its entirety to provide as follows:

"The number of directors of the corporation shall be eight (8) divided into three classes, designated as Class I, Class II and Class III; and such classes shall consist of two (2), three (3) and three (3) directors, respectively."

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